UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

CPS TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12619F104

(CUSIP Number)

JOSEPH M. MANKO, JR.

HORTON CAPITAL MANAGEMENT, LLC.

1717 Arch Street, Suite 3920

Philadelphia, PA 19103

(215) 399 5402

[With a copy to]

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 AVENUE OF THE AMERICAS

NEW YORK, NY 10019

(212) 451 2250

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12619F104

1	NAMES OF REPORTING PERSONS: Horton Capital Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 661,800 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 661,800 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 661,800 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.01% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP No. 12619F104

1	NAMES OF REPORTING PERSONS: Horton Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 661,800 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 661,800 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 661,800 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.01% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP No. 12619F104

1	NAMES OF REPORTING PERSONS: Horton Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 661,800 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 661,800 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 661,800 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.01% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): IA

CUSIP No. 12619F104

1	NAMES OF REPORTING PERSONS: Joseph M. Manko, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 661,800 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 661,800 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 661,800 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.01% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): IN

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $0.01 per share (“Common Stock”), of CPS Technologies Corporation, a Delaware corporation (the “Issuer”, the “Company” or “CPS”). The address of the principal executive offices of the Issuer is 111 South Worcester Street, Norton, MA 02766-2102.

Item 2. Identity and Background.

(a) This statement is filed by Horton Capital Partners LLC, a Delaware limited liability company (“HCP”), Horton Capital Management, LLC, a Delaware limited liability company (“HCM”), and Joseph M. Manko, Jr. (“Mr. Manko” and together with HCP and HCM, the “Reporting Persons” and each a “Reporting Person”), with respect to shares of Common Stock of the Issuer.

(b) The address of the principal office of HCP, HCM and Mr. Manko is 1717 Arch Street, Suite 3920, Philadelphia, PA 19103. The managing member of HCP and HCM is Mr. Joseph M. Manko, Jr.

(c) The principal business of HCP is purchasing, holding and selling securities for investment purposes. The principal business of HCM is serving as the investment manager of Horton Capital Partners Fund, LP, a Delaware limited partnership (“HCPF”). HCP is the general partner of HCPF. The principal occupation of Mr. Manko is serving as the managing member of HCM and HCP.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Manko is a citizen of the United States of America.

Item 3. Source and Amounts of Funds or other Consideration.

The shares of Common Stock acquired by the Reporting Persons were purchased with working capital of HCPF (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The net investment costs (including commissions, if any) of the Shares directly owned by the Reporting Persons is approximately $1,441,992, including the net cost of Shares. The amounts paid were funded by working capital.

The responses to item 4, 5, and 6 of this Schedule 13D are incorporated herein by reference.

Item 4. Purpose of Transaction.

The responses to item 3, 5, and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the shares of Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the

Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of such shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

As a shareholder of more than three years, HCPF has actively followed the Company’s performance and engaged in over a dozen discussions with the one or more members of the Issuer’s management and Board of Directors (the “Board”). These discussions reviewed various topics including, but not limited to, manufacturing and production, capital allocation, sales and marketing, investor relations, and corporate governance.

As a result of these discussions and continued lack of progress, HCPF issued a letter on December 16, 2016 to the Board advocating that the Company be more proactive, more transparent and take steps to strengthen its Board. A copy of the December 16, 2016 Letter and subsequent Press Release in connection therewith, are filed as Exhibits 3 and 4, respectively, to this Schedule 13D and are incorporated herein by reference.

In subsequent communications, the Company indicated that they are conducting a Board evaluation process and invited HCPF to suggest candidates for consideration. Therefore, on March 3, 2017, HCPF, in compliance with the bylaws of the Issuer, submitted its formal notice of intent (the “Notice” or “Nomination Letter”) to nominate candidates for election to the Board and present a shareholder proposal at the 2017 annual meeting of shareholders of the Issuer. A copy of the Notice is filed herewith as Exhibit 5 and is incorporated herein by reference.

The Notice stated that, at the Annual Meeting, HCPF intended to nominate for election as directors of the Issuer, (i) Thomas J. Coffey, (ii) Mitchell H. Herbets, (iii) Michael J. Howe (iv) Leo L. Linehan and (v) Matthew Moynihan (collectively, the “Nominees”). HCPF believes that the Nominees would help create value for shareholders if they were elected to the Board because the Nominees have experience that the incumbent Board lacks, and will bring fresh perspectives and improve oversight of the Issuer. Importantly, the Nominees are proven business leaders who are committed to working with current management to accelerate growth, reduce cost, improve governance and transparency, and ultimately create value for all shareholders of the Issuer.

In the Nomination Letter, HCPF noted that there are four (4) directors currently serving whose terms expire at the Annual Meeting. If this remains the case, Horton intends to withdraw the one (1) of its Nominees. Notwithstanding the forgoing, HCPF reserved the right to further nominate, substitute or add additional persons in the event that the Issuer purports to increase the number of directorships.

HCPF also submitted a shareholder proposal (the “Shareholder Proposal”) for consideration at the 2017 Annual Meeting proposing an amendment to Section 1.9 of the Issuer’s By-Laws to establish a majority vote standard in uncontested director elections. Under the Company’s current plurality vote standard, a director nominee can be elected with as little as a single affirmative vote, even if a substantial majority of the “withheld” votes are cast against the nominee. HCPF believes that a majority vote standard in uncontested director elections establishes an appropriate vote standard for nominees, enhances accountability, and improves the performance of boards and individual directors and better aligns the Company’s corporate governance policies with that of 2017 ISS proxy voting guidelines.

After submitting the Notice and Shareholder Proposal, HCPF received no feedback from the Company regarding the Nominees or the Shareholder Proposal and was not aware of any outreach made from the Issuer to any of the Nominees. While some subsequent discussions were had between the Issuer and HCPF, these discussions terminated on March 16, 2017 with HCPF’s rejection of the Issuer’s only settlement proposal to nominate one new member at an undefined time in the future without Horton’s input in exchange for a two year “standstill”.

On March 27, 2017, the Company filed its preliminary proxy statement, a copy of which is filed herewith as Exhibit 6 and is incorporated herein by reference. In that filing, the Company announced that on March 24, 2017, the Company amended its By-Laws to adopt a majority voting standard. Also in the preliminary proxy, the Issuer maintained its current Board as candidates and recommended shareholders vote against the Nominees.

HCPF reviewed the filing and, while it believes the preliminary proxy contains factual inaccuracies and potential breaches of the securities laws by the Issuer, it was very disappointed to learn that the Issuer was unable to identify anyone (including any of the Nominees) who possesses experience that would fill gaps in the incumbent Board’s composition. Recognizing the concentration of ownership within the entrenched Board and motivated to avoid the Issuer’s wasting significant shareholder funds in fighting reasonable and practical advice, HCPF submitted a notice withdrawing its formal nomination of Directors ( the “Withdrawal Notice”) on March 31, 2017. A copy of the Withdrawal Notice is filed herewith as Exhibit 7 and is incorporated herein by reference.

On March 31, 2017, HCPF also sent a letter (the “March 31 Letter”) to the Issuer accompanying its Withdrawal Notice. A copy of the March 31 Letter is filed herewith as Exhibit 8 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

The responses to item 3, 4, and 6 of this Schedule 13D are incorporated herein by reference.

The percentages used herein are calculated based upon 13,203,436 shares of Common Stock issued and outstanding as of March 7, 2017, pursuant to the Annual Report on Form 10-K filed by the Issuer with the SEC on March 8, 2017.

As of the close of business on March 30, 2017:

1. HCPF

(a) Amount beneficially owned: 661,800*

(b) Percent of class: 5.01%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 661,800*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 661,800*

2. HCP

(a) Amount beneficially owned: 661,800*

(b) Percent of class: 5.01%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 661,800*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 661,800*

3. HCM

(a) Amount beneficially owned: 661,800*

(b) Percent of class: 5.01%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 661,800*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 661,800*

4. Mr. Manko

(a) Amount beneficially owned: 661,800*

(b) Percent of class: 5.01%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 661,800*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 661,800*

*	HCPF owns directly 661,800 shares of Common Stock, including 1,000 shares that are held in record name. Pursuant to investment management agreements, HCM maintains investment and voting power with respect to the securities held by HCPF. However, despite the delegation of investment and voting power to HCM, HCP may be deemed to be the beneficial owner of such securities under Rule 13d-3 of the Act because HCP has the right to acquire investment and voting power through termination of investment management agreements with HCM. HCM also acts as an investment adviser to certain managed accounts. HCP is the general partner of HCPF. Mr. Manko is the managing member of both HCM and HCP. By reason of the provisions of Rule 13d-3 of the Act, each of HCM and Mr. Manko may be deemed to beneficially own 661,800 shares of Common Stock, and HCP may be deemed to beneficially own 661,800 shares of Common Stock held by HCPF. Each of the Reporting Persons disclaims beneficial ownership of any of the securities covered by this Schedule 13D except to the extent of his or its pecuniary interest therein.

(c) Schedule A attached to this Schedule 13D and incorporated herein by reference lists all transaction in the Shares effected by the Reporting Persons during the past sixty days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to item 3, 4, and 5 of this Schedule 13D are incorporated herein by reference.

Mr. Howe is a senior principal of HCM. Each of the Nominees have given consent for their nomination and aside from the above have no other contracts, arrangements, understandings or relationships with the Reporting Persons.

On March 31, 2017, the Reporting Persons entered into a Joint Filing Agreement, attached hereto as Exhibit 2, pursuant to which they agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Schedule A

Exhibit 2	Joint Filing Agreement

Exhibit 3	Letter, dated December 16, 2016

Exhibit 4	Press Release, December 22, 2016

Exhibit 5	Notice, dated March 3, 2017

Exhibit 6	Preliminary Proxy Statement, incorporated by reference to Form PREC14A filed by the Issuer on March 27, 2017

Exhibit 7	Withdrawal Notice, dated March 31, 2017

Exhibit 8	Letter, dated March 31, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 31, 2017	HORTON CAPITAL PARTNERS FUND, LP

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL PARTNERS, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL MANAGEMENT, LLC.

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.

EXHIBIT INDEX

Exhibit No.	Description

1	Schedule A

2	Joint Filing Agreement

3	Letter, dated December 16, 2016

4	Press Release, December 22, 2016

5	Notice, dated March 3, 2017

6	Preliminary Proxy Statement, incorporated by reference to Form PREC14A filed by the Issuer on March 27, 2017

7	Withdrawal Notice, dated March 31, 2017

8	Letter, dated March 31, 2017